Exhibit 99.1

Annual General Meeting of Shareholders 2014

Registration, attendance and voting procedures

Registration, attendance and voting procedures for the Annual General Meeting of Shareholders of ASML Holding N.V. (the “Company”) to be held on Wednesday, April 23, 2014, starting at 2.00 pm CET at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, the Netherlands (the “Meeting”).

Holders of shares listed on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”)

For holders of shares listed on Euronext Amsterdam the Board of Management has designated as register or sub-register the records of the affiliated institutions and intermediaries of Euroclear Nederland.

Holders of shares listed on Euronext Amsterdam who wish to attend the Meeting either in person or by proxy must notify ABN AMRO Bank N.V. (“ABN AMRO”), through their bank or broker, that they wish to attend the Meeting. Shareholders may also register for the Meeting via www.abnamro.com/ evoting. Registration requests may be submitted in the period starting Thursday, March 27, 2014 until and including Wednesday, April 16, 2014, 5.30 pm CET.

No later than Thursday, April 17, 2014, 5.30 pm CET the intermediaries must provide ABN AMRO with a statement containing the number of shares held by the respective shareholders on March 26, 2014 (“the Registration Date”) and for which number of shares registration for the Meeting is requested. At the moment of registration the intermediaries are requested to state the complete address details in order to efficiently verify shareholding.

Admission to the Meeting

Shareholders will subsequently receive a confirmation of registration, including registration number, by email or regular mail. The registration number will give shareholders entrance to the Meeting. Shareholders or their proxies who do not receive the registration number in time, will be requested to identify themselves by means of a valid identification document prior to the Meeting.

Online voting / voting by proxy

Shareholders who do not wish to attend the Meeting in person may grant a proxy to Notary Mr R.C.J. van Helden (or his substitute), and instruct him to vote at the Meeting on the shareholders’ behalf. In order to vote by proxy, shareholders must have registered their shares as described above. Shareholders can submit their voting instructions online via www.abnamro.com/evoting until and including Wednesday, April 16, 2014.

Shareholders who are unable to submit voting instructions to Notary Mr R.C.J. van Helden (or his substitute) through the internet may use a voting instruction form which can be downloaded below or which can be obtained upon request at ABN AMRO, telephone +31(0)20-344 2000 or email: corporate.broking@nl.abnamro.com. In order to vote by proxy shareholders must have registered their shares as described above. The voting instruction form also provides the opportunity to designate another person as proxy. After completion and signing the voting instruction form should be sent to ABN AMRO Bank N.V., Corporate Broking, HQ 7050, Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands, where it should be received no later than Wednesday, April 16, 2014.

Voting Instruction Form

Voting Instruction Form

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Holders of shares traded on Nasdaq Stock Market LLC

For holders of shares traded on Nasdaq Stock Market LLC (“NY Shareholders”) the Board of Management has designated as register the Shareholders’ Register kept at New York. NY Shareholders who wish to attend the Meeting must notify JP Morgan Chase Bank, N.A. (“JP Morgan”), P.O. Box 64506, St. Paul, MN 55164-0506, U.S.A - directly or through their bank or broker. - no later than Wednesday, April 16, 2014, 12.00 pm EST.

NY Shareholders who do not wish to attend the Meeting in person may vote by means of a proxy card. The proxy card should be received by JP Morgan at the address mentioned above no later than Wednesday, April 16, 2014, 12.00 pm EST. JP Morgan will forward the proxy card to the Company on the NY Shareholders’ behalf; in case the name of the proxy is left blank, the Company shall designate the Deputy Company Secretary to act as proxy for such shareholders and to vote on their behalf.

Proxy cards will be sent to the NY Shareholders and are also available on request at the above office of JPMorgan Chase Bank, P.O. Box 64506, St. Paul, MN 55164-0506, U.S.A., email: jpmorgan.adr@wellsfargo.com, telephone 800-990-1135 (from the US) or +1-651-453-2128 (from outside the US).

Holders of shares registered in the Shareholders’ Register kept at Veldhoven

Shareholders who are registered in the Shareholders’ Register kept at Veldhoven and who wish to attend the Meeting either in person or by proxy can for the Meeting in the period starting Thursday, March 27, 2014 until and including Wednesday, April 16, 2014, 5.30 pm CET, through ASML Holding N.V., Corporate Legal Department, De Run 6501, 5504 DR Veldhoven, the Netherlands, email: legal@asml.com.

Shareholders who do not wish to attend the Meeting in person may grant a proxy to Notary Mr R.C.J. van Helden (or his substitute), and instruct him to vote at the Meeting on the shareholders’ behalf by means of a voting instruction form which can be downloaded below or which can be obtained upon request at the Company (email: legal@asml.com or telephone (+31)(0)40-2683977). In order to vote by proxy shareholders must register their shares as described above. The voting form also provides the opportunity to designate another person as proxy. After completion and signing the voting instruction form should be sent to the proxy. In case of Notary Mr R.C.J. van Helden (or his substitute) the voting instruction form should be sent to: Notary Mr R.C.J. van Helden, Keizersgracht 695-699, 1017 DW Amsterdam, where it should be received no later than Wednesday, April 16, 2014.

Voting Instruction Form

Voting Instruction Form

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